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                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549-1004

                                  -----------------

                                       FORM 11-K


     (Mark One)

     /X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended September 30, 1995

                                                   Commission file number 1-9553

                                       OR



    /  /  Transition Report Pursuant to Section 15(d) of the Securities
          Exchange Act of 1934





                        PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

        -------------------------------------------------------------------

                            (Full title of the plan)







                                   VIACOM INC.

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          (Name of issuer of the securities held pursuant to the plan)



                                  1515 Broadway
                            New York, New York 10036

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                    (Address of principal executive offices)


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



                      THE PARAMOUNT (PDI) DISTRIBUTION INC.
                             EMPLOYEES' SAVINGS PLAN

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1995


                                      INDEX

                                                                      Page

Financial statements:
   Statement of Net Assets Available for Benefits, with Fund
     Information at September 30, 1995......................             1

   Statement of Changes in Net Assets Available for Benefits,
     with Fund Information for the year ended
     September 30, 1995.  ..................................             2

Notes to financial statements...............................           3-7






                                      SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                             PARAMOUNT (PDI) DISTRIBUTION INC.
                                                  EMPLOYEES' SAVINGS PLAN




Date:  March 28, 1996                  By:  /s/ Marguerite Heilman
                                            ----------------------------------
                                                    Marguerite Heilman
                                            Member of the Retirement Committee


                                                  PARAMOUNT (PDI) DISTRIBUTION INC.
                                                       EMPLOYEES' SAVINGS PLAN

                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                         SEPTEMBER 30, 1995




                                                        Employer Fund                    Employee Funds
                                                        -------------          -------------------------------------
                                                                                               Income
                                                        Viacom Inc.            Equity        Investment      Balanced      Combined
                                                         Stock Fund             Fund            Fund           Fund         Funds
                                                         ----------             ----            ----           ----         -----
Assets:
------
Investments:
         Viacom Inc. Class B Common Stock ..........        $ 88,555                                                       $ 88,555
         Other .....................................                        $ 62,520        $122,791        $ 20,151        205,462

Contributions receivable:
         Employer ..................................           7,764           4,201          10,206           1,288          23,459
         Employee ..................................            --               352             356             190             898
                                                            --------        --------        --------        --------        --------

Net assets available for benefits ..................        $ 96,319        $ 67,073        $133,353        $ 21,629        $318,374
                                                            =========        ========        ========        ========       ========












               See accompanying notes to the financial statements.



                                                  PARAMOUNT (PDI) DISTRIBUTION INC.
                                                       EMPLOYEES' SAVINGS PLAN

                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                                    YEAR ENDED SEPTEMBER 30, 1995
                                                    -----------------------------


                                                        Employer Fund                    Employee Funds
                                                        -------------         --------------------------------------
                                                                                            Income
                                                         Viacom Inc.          Equity      Investment        Balanced        Combined
                                                          Stock Fund           Fund          Fund             Fund            Funds
                                                          ----------           ----          ----             ----            -----
Additions to net assets attributable to:

Contributions:
     Employer ....................................          $ 89,854        $ 55,361        $127,656        $ 17,467        $290,338
     Employee ....................................              --             4,291           5,018           2,303          11,612

Investment income ................................             6,465           7,648             999           1,859          16,971
                                                            --------        --------        --------        --------        --------

Total additions ..................................            96,319          67,300         133,673          21,629         318,921

Deductions to net assets attributable to:

Withdrawals and terminations .....................              --               227             320            --               547
                                                            --------        --------        --------        --------        --------

Total deductions ............................                   --               227             320            --               547

Net additions ...............................                 96,319          67,073         133,353          21,629         318,374

Net assets available for benefits,
    beginning of year ..............................            --              --              --              --              --
                                                            --------        --------        --------        --------        --------

Net assets available for benefits, end of year .....        $ 96,319        $ 67,073        $133,353        $ 21,629        $318,374
                                                            ========        ========        ========        ========        ========














               See accompanying notes to the financial statements.

                           PARAMOUNT (PDI) DISTRIBUTION INC.
                                EMPLOYEES' SAVINGS PLAN

                           NOTES TO FINANCIAL STATEMENTS
                           ---------------------------------

Note A - Plan Description

The following is a brief description of the Paramount (PDI) Distribution Inc. Employees' Savings Plan (the "Plan") and is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan is a defined contribution plan. The Plan was established on October 1, 1994 and was offered on a voluntary basis to substantially all employees of Paramount (PDI) Distribution Inc. and its subsidiaries ("PDI"). PDI is a subsidiary of National Amusements, Inc. ("NAI"). NAI owned approximately 25% of Viacom Inc. Class A and B Common Stock on a combined basis as of September 30, 1995.

Prior to October 1, 1994, Participants in the Plan were previously employed by a subsidiary of Viacom Inc. (the "Affiliated Company") and, therefore, were eligible to participate in the Affiliated Company's defined contribution plan (the "Affiliated Plan"). The provisions of the Plan mirror those of the Affiliated Plan. Participants' previously existing account balances continue to be held in the Affiliated Plan and remain subject to the Affiliated Plan provisions.

Eligible employees may become Participants in the Plan following the earlier of the attainment of age 25 or the completion of one year of employment service for PDI or the Affiliated Company (collectively, the "Company"), generally measured from the date of hire. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee appointed by the Board of Directors of PDI. Although PDI anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned Participant benefits.

Vesting: Participants in the Plan are immediately vested in their own
-------
contributions. Participants who commenced employment prior to January 1, 1992 vest in the Employer contribution at a rate of 20% for each full year of service. Participants who commenced employment after December 31, 1991 vest in the Employer matching contributions after the completion of two full years of service with the Company, at a rate of 33 1/3% for each of the next three full years of service. Amounts which have been forfeited in accordance with provisions of the Plan may be used to defray administrative expenses or reduce future Employer matching contributions. (See Note G)

Loans to Participants: The Plan permits a Participant to borrow funds from the
---------------------
Plan using a portion of the Participant's vested account balance as collateral. All loans require approval by the Retirement Committee. Periodic payroll deductions are required to repay the loans on a level amortization basis. Loans involving the purchase of a primary residence may be for any length of time up to 25 years. Loans for any other reason must be repaid within five years. The interest rate on the loans will be determined by the Retirement Committee. In the event of the Participant's termination of employment with the Employer, the Participant may either repay the loan in full or have the loan balance deducted from the Participant account. For the year ended September 30, 1995, there were no loans granted under the Plan.

Distributions and Withdrawals: Earnings on both employee and employer
-----------------------------
contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan may receive their account balances, in a lump sum or in installments over a period of up to 15 years, in the event of retirement, termination of employment, disability, or death. Participants must receive a required minimum distribution by the April 1 after the attainment of age 70 1/2 even if they

                           PARAMOUNT (PDI) DISTRIBUTION INC.
                                EMPLOYEES' SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS (continued)
                     -----------------------------------------


are still employed. Participants may obtain a hardship withdrawal of before-tax contributions provided that the requirements for hardship are met.

As of September 30, 1995, all amounts allocated to withdrawing participants have been paid.

Plan Expenses: PDI pays for expenses incurred in connection with the
-------------
administration of the Plan, while the Plan pays for expenses incurred in connection with the investment of Plan assets. Such investment fees are charged directly to or included in the investment income of the respective funds.

Note B - Contributions and Investment Programs (See Note G)

Investments of the Plan have been commingled with the investments of the Affiliated Plan and invested with the Fund managers described below. However, the activity of each plan is recorded separately, so that contributions, earnings, and withdrawals and terminations for the Plan can be identified and separately reported to Participants and on the face of the financial statements. The Plan's net investment assets represent less than 1% of the commingled net investment assets, as reported by the trustee, Chemical Bank. Investment income includes earnings on investments and any realized/unrealized gains and losses on investments for the year ended September 30, 1995. Interest and dividend receivables are included in investments. Effective January 1, 1996, the assets of the Plan were commingled with the assets of the Affiliated Plan under a Master Trust with Putnam Fiduciary Trust Company ("Putnam") as trustee and custodian of Plan assets.

The investment programs for the year ended September 30, 1995 of the Plan are as follows:

Participant Contributions: A Participant may contribute to the Plan from 1% to
-------------------------
12% of the Participant's base pay including certain commissions, subject to adjustments to comply with the Internal Revenue Code. A Participant's contributions can be made with pre-tax or after-tax dollars. A Participant may change or suspend the amount of the Participant's contribution at any time effective as of the first day of any month; however, any suspension must be for a minimum of three months. Upon enrollment or re-enrollment, each Participant shall direct that the Participant's contributions be invested in one or more of the following investment options in increments of 10%.

Viacom Inc. Stock Fund
Contributions to this fund are invested in Viacom Inc. Class B Common Stock. For the year ended September 30, 1995, there were no contributions to this fund.


Equity Fund
This fund is primarily invested in a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the performance of the Standard and Poor's 500 Stock Index (the "S&P 500"). The fund may purchase or sell individual securities or futures contracts on the S&P 500 or on a similarly broad index. Bankers Trust Company is the investment manager of this fund.

Income Investment Fund
This fund is invested in fixed income securities issued by insurance companies, financial institutions and the U.S. Government and its agencies. State Street Bank and Trust Company is the investment manager of this fund.

                           PARAMOUNT (PDI) DISTRIBUTION INC.
                                EMPLOYEES' SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS (continued)


Balanced Fund
This fund, of which J.P. Morgan is the investment manager, invests in a balanced combination of a J.P. Morgan managed bond fund and an equity index fund.

Such direction may be revised by the Participant quarterly.

Employer  Contribution:  The Employer shall provide a matching contribution of
----------------------
50% of the first 6% of each Participant's contribution. Employer matching contributions are invested in the Viacom Inc. Stock Fund.

As reflected in the financial statements, employer contributions consist of Participants' before-tax contributions and the employer's matching contributions, and employee contributions consist of Participants' after-tax contributions.

   The number of Participants in each fund as of September 30, 1995 was as follows:

Employer Fund:
     Viacom Inc. Stock Fund..........          58

Employee Funds:
     Viacom Inc. Stock Fund..........           0
     Equity Fund.....................          25
     Income Investment Fund..........          50
     Balanced Fund...................           9

The total number of Participants in the Plan was less than the sum of the number of Participants shown above because many of the Participants participated in more than one fund.

Note C - Summary of Significant Accounting Policies

Accounting Method:  The accrual method of accounting is used for record
-----------------
keeping and financial statement presentation.

Investments: Investments are stated at aggregate current value. Investments in
------------
securities which are traded on national securities exchanges are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and ask prices. The Investment Pricing Department of the Trustee establishes current values for other investments which do not have an established market. In cases where call options have been sold against investments, the current value of such investments has been reduced by the current value of the option.

Security Transactions:  Purchases and sales of securities are recorded on the
----------------------
trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

                           PARAMOUNT (PDI) DISTRIBUTION INC.
                                EMPLOYEES' SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS (continued)


Payment of Benefits:  Benefits are recorded when paid.
--------------------

Note D - Income Tax Status

The Plan is designed to be exempt from federal income tax and the Participants will not be subject to federal income tax with respect to contributions made by the Employer to the Participant's account and any earnings thereon or earnings on all Participant contributions while such amounts are held in trust. The Company intends to file the Plan with the I.R.S. for a determination letter in the upcoming months.

Note E - Investment in Securities

The Plan assigns units to Participants within each of the respective funds. Total units, net asset value per unit and total net assets in each fund at September 30, 1995 were as follows:

                                     Total         Net Asset       Total Net
               Fund                  Units       Value Per Unit   Asset Value
               ----                  -----       --------------   -----------

[S]                                   [C]         [C]              [C]

Employer Fund:
   Viacom Inc. Stock Fund.....        78,076        1.23365354       96,319
Employee Funds:
   Viacom Inc. Stock Fund.....            --              --             --
   Equity Fund................        54,169        1.23822215       67,073
   Income Investment Fund.....       127,229        1.04813674      133,353
   Balanced Fund..............        18,200        1.18842806       21,629
                                                                   --------
Net assets available for
   benefits........................                                $318,374
                                                                   ========
Note F - Termination Priorities

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to Participants in proportion to their respective interests in such net assets.

Note G - Subsequent Events

The Plan was merged with and into The Savings and Investment Plan for Employees of PVI Transmission Inc. (a defined contribution plan sponsored by PVI Transmission Inc., a subsidiary of NAI). The resulting merged plan was renamed The Savings and Investment Plan for Employees of PVI Transmission Inc. and Paramount (PDI) Distribution Inc.

Effective January 1, 1996, PDI, PVI, the Affiliated Company, and Viacom Inc. entered into a Master Trust agreement with Putnam for the purpose of commingling investments of defined contribution plans offered by such companies.

                           PARAMOUNT (PDI) DISTRIBUTION INC.
                                EMPLOYEES' SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS (continued)


Effective January 1, 1996, Plan Participants have the option of investing their contributions or existing account balances among the following funds: (1) Putnam Voyager; (2) Putnam Investors Fund; (3) George Putnam Fund; (4) Capital Research EuroPacific Growth Fund; (5) Putnam Fund for Growth and Income; (6) Putnam Income Fund; (7) Certus Interest Income Fund and (8) Viacom Common Stock Fund. The Plan is intended to meet the requirements, of ERISA Section 404(c). Thus to the extent Participants exercise control over the investment of contributions neither the Plan nor any Plan fiduciary will be responsible for any losses which may occur.

The Plan document was amended effective January 1, 1996, regarding PDI's matching contributions. Such amounts will be equal to 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less (5% of annual compensation if base pay is greater than $65,000). Effective January 1, 1996, The Plan's vesting schedule will be 20% per year of service, becoming fully vested after five years.